Exhibit (a)(1)(F)
FORM OF COMMUNICATION TO ELIGIBLE OPTIONHOLDERS
CONFIRMING RECEIPT OF NOTICE OF WITHDRAWAL
Date:
To:
From: Aspect Medical Systems, Inc.
Re: Confirmation of Receipt of Notice of Withdrawal
This message confirms that we have received your Notice of Withdrawal. This confirmation should not, however, be construed to imply that the Notice of Withdrawal or any other documents that you have submitted have been properly completed or are otherwise in proper form or that we have accepted your Notice of Withdrawal. If the Notice of Withdrawal is properly completed and signed, this means that you have withdrawn all of your eligible options and you have revoked your prior acceptance of our exchange offer for your eligible options. You will not receive new options and you will retain your eligible options previously tendered for exchange with their existing term, exercise price, vesting schedule and other terms and conditions.
If your Notice of Withdrawal is properly completed and signed, we will accept your rejection of our exchange offer. Your eligible options will remain outstanding after this exchange offer closes. You should direct questions about the exchange offer or requests for assistance (including requests for additional or paper copies of the Offer to Exchange, the Election Form or other documents relating to this exchange offer) to Kelley Forrest, Sr. Director, Human Resources, at Aspect Medical Systems, Inc., One Upland Road, Norwood, Massachusetts 02062 or by calling (617) 559-7110 or sending an email to kforrest@aspectms.com.
Note: Concepts and terms used herein are further described and defined in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated June 8, 2009, as amended on June 26, 2009, referred to herein as the Offer to Exchange. Please read Offer to Exchange in its entirety.